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                                                                      EXHIBIT 20

             FORM OF AMENDMENT TO SEVERANCE COMPENSATION AGREEMENT
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                       (All Non-Officer Vice-Presidents)

          Pursuant to resolution of the Board of Directors of AST Research, Inc. (the "Company"), that certain Severance Compensation Agreement (the
"Agreement"), dated [           ], by and between the Company and [         ]
(the "Employee") is hereby amended, effective as of the date hereof, as follows:

          1. Section 3(e)(i) of the Agreement is amended by substituting the phrase "or an adverse change" for the phrase "or a change."

          2. Section 3(e)(iii) of the Agreement is deleted and replaced with the following:

          any failure of the Company to maintain in effect benefit plans or arrangements (including, without limitation, life insurance, accident, disability and health insurance plans, 401(k) plans, retirement plans, bonus plans, stock option plans, monthly automobile allowance, and all similar plans which are from time to time made generally available to senior executives of the Company)(hereinafter referred to as "Benefit Plans") providing an aggregate level of benefits which is at least as favorable to such senior executives as the aggregate level of benefits provided under the Benefit Plans in effect at the time of a Change in Control of the Company; or the taking of any action by the Company which would, on an aggregate basis, adversely affect the Employee's participation in or materially reduce the Employee's benefits under the Benefit Plans; or reduce the aggregate level of material fringe benefits enjoyed by the Employee as of the time of a Change in Control of the Company;

          3. Section 3(e)(iv) of the Agreement is deleted and replaced by the following:

          any failure by the Company to maintain incentive compensation plans and arrangements (including, without limitation, the Benefit

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          Plans)(the "Incentive Plans") providing the Employee, on an aggregate basis, incentive compensation opportunities at a level at least as favorable to the Employee as those available to the Employee at the time of a Change in Control of the Company; or the taking of any action by the Company which would, on an aggregate basis, adversely affect the Employee's participation in such Incentive Plans, expressed as a percentage of his base salary, by more than ten (10) percentage points in any fiscal year as compared to the immediately preceding fiscal year.

          4.   Section 3(e)(v) is deleted and replaced by the following:

          the taking of any action by the Company which would adversely affect the Employee's participation in or materially reduce the Employee's benefits under any plan or arrangement to receive securities of the Company or any successor entity maintained by the Company or such successor in which the Employee is then participating (including, without limitation, stock option and purchase plans and any other plan or arrangement to receive and exercise stock options, stock appreciation rights, restricted stock or grants thereof);

          5. Section 3(g) of the Agreement is amended by adding the following sentence thereto:

          "Date of Termination" shall also mean, if the Employee terminates his employment for Good Reason, the date of such termination.

          6. Section 4(a) of the Agreement is deleted, to be replaced by the following:

               (a) The Company shall pay to the Employee as severance pay a lump sum, in cash (i) in full on the fifth day following the Date of Termination, or (ii) at the election of the Employee made prior to the date Notice of Termination is given or the date the Employee terminates his employment for Good Reason, as

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          applicable, one-half on the fifth day following the Date of
          Termination and the balance plus interest accrued at the Bank of America prime rate on the 7th day of January in the year following the Date of Termination, consisting of an amount equal to the sum of (1) the Employee's highest monthly base salary plus car allowance then in effect during the 12-month period immediately preceding the Date of Termination multiplied by twelve (12) and (2) a lump sum bonus payment of one (1) times the average of the two highest fiscal year's annualized bonus payment(s) paid under all of the Company's bonus plans during the past three years; provided, however, that if the
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          Employee's employment is terminated by the Company in accordance with any action taken by or recommendation of the Management Committee established pursuant to Article 7 of that certain Stockholder Agreement Dated As Of February 27, 1995 By And Between the Company and Samsung Electronics Company, Ltd., as the same may be amended pursuant to the terms thereof, then the lump sum severance amount otherwise provided for herein shall be increased by fifty (50) percent; and provided, further, that the amount of any such lump sum payment shall
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          be subject to withholding pursuant to applicable law.

          7.   A new Section 4(d) is added to provide as follows:

               (d) If the benefits provided to the Employee pursuant to this
          Section 4 would, either alone or together with any other payments or benefits received or to be received by the Employee in connection with a Change in Control, constitute "parachute payments" (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), the Company shall pay to Employee an additional amount necessary to place Employee in the same after-tax position as Employee would have been had no such excise tax been imposed with respect to any parachute payment. The amount payable pursuant to the preceding sentence shall be grossed-up to the extent necessary to

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          pay income, excise and other taxes due on such amount.  The determination of any amounts payable under this Section 4(d) shall be made by a nationally recognized public accounting firm chosen by the Company in good faith, and such determination shall be conclusive and binding on the Company and the Employee.

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          IN WITNESS WHEREOF, the Company and the Employee have executed this
Amendment to Severance Compensation Agreement as of the 27th day of February, 1995.

EMPLOYEE:                                   AST RESEARCH, INC.



                                            By:
- -------------------------------                ------------------------------
[Name]                                         Name:
[Title]                                             -------------------------
                                               Title:
                                                     ------------------------

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